                                                                    EXHIBIT 99.1


Press
Information

FOR IMMEDIATE RELEASE


                                    Contact:    Kevin S. McKay
                                                SAP America
                                                610-355-4060
                                                      -or-
                                                Michael Pfister
                                                SAP AG
                                                011-49-6227-74-1758
                                                      -or-
                                                James P. Prout
                                                Taylor Rafferty Associates
                                                212-889-4350


SAP PRE-ANNOUNCES REVENUE AND PRE-TAX PROFIT FIGURES FOR 1998

WALLDORF, Germany -- January 5, 1999 -- SAG AG (NYSE: SAP), the world's leading provider of client/server business applications, today pre-announced a strong increase in 1998 revenues. Preliminary figures indicate that revenues for the year grew close to 40% to DM 8.4 billion, after reflecting a 4% negative currency effect. The Group's extraordinarily strong growth was led by key markets in America, where revenue rose 50%, and Europe where revenue rose 40%.

Pre-tax results for the year were, however, below expectations rising 15% (excluding the effects of the employee-incentive program, STAR), due mainly to a continued decline in the Group's Japanese activities, that unexpectedly accelerated in the fourth quarter of 1998. Fourth quarter pre-tax profits were negatively affected by a software revenue shortfall of approximately DM 200 million in Japan. As a result of the decreased activity levels and more protracted market stagnation, SAP has begun the reorganization of its Japanese business. In addition, pre-tax results were also adversely affected by roughly DM 40 million, as the Company adopted the conservative cash basis method of accounting for Russia because of the economic situation in that country.

In SAP's other markets, business interest and activity continued to develop very positively. New product initiatives commenced in 1997 were bolstered by substantially increased research and development spending in 1998. This industry-focused product development and field expansion of both the direct as well as the Value Added Reseller program provides a strong foundation for continued business growth.

The Group also made considerable longer-term investment in its overall workforce, hiring around 6,500 new employees world-wide in 1998. This increase will enable the Group to reach its goal of doubling its revenue over the next three year period.

SAP's Board, after considering possible currency fluctuations and the global economy overall, expects 1999 revenues to increase roughly between 20 and 25%, with a pre-tax profit margin improving slightly over 1998.

SAP complete year-end figures will be issued on January 26.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "expect" and "project" as they relate to the company are intended to identify such forward-looking statements. The company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the company's future financial results are discussed more fully in the company's most recently filed Form 20-F and Form F-1 as filed with the Securities and Exchange Commission on June 24, 1998.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol "SAP". SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

                                      # # #


                                        2